Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CHANGE OF PROCESS AGENT

The board of directors (the “Board”) of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) hereby announces that (i) Ms. WANG Mei Yu has ceased to act as an authorized representative of the Company to accept service of process and notices on behalf of the Company in Hong Kong as required under Rule 19.05(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Process Agent”) with effect from May 30, 2024; and (ii) Ms. NG Wing Shan, the joint company secretary of the Company has been appointed as the Process Agent with effect from May 30, 2024.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, May 30, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman of the Board and Mr. Zhe Yin as directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent directors.